SECURITIE 
W 10035728

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

cm

SEC FILE NUMBER
8-44863

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIMCO Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10624 North Port Washington Road, Ste. 206
(No. and Street)

Mequon, (City) WI (State) 53092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frederick A. Henry (262) 241-8206
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 North Mayfair Road (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
105

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Frederick A. Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIMCO Securities Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
JULIANNA
GOMEZ
STATE OF WISCONSIN

Signature

General Securities Principal

Title

Notary Public Exp 12-23-2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FIMCO SECURITIES GROUP, INC.**
Mequon, Wisconsin

**AUDITED FINANCIAL STATEMENTS**

Years Ended December 31, 2009 and 2008

## TABLE OF CONTENTS

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

*Celebrating Over 100 Years of Client Service*

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

## INDEPENDENT AUDITORS' REPORT

Board of Directors
FIMCO Securities Group, Inc.
Mequon, Wisconsin

We have audited the accompanying balance sheet of FIMCO Securities Group, Inc. (the Company) as of December 31, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of FIMCO Securities Group, Inc. as of December 31, 2008, were audited by other auditors whose report dated February 17, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

February 12, 2010
Milwaukee, Wisconsin

**FIMCO SECURITIES GROUP, INC.**
Mequon, Wisconsin

**Balance Sheets**
December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ 56,804 | $ 46,370 |
| Commissions receivable | 30,793 | 30,793 |
| Receivable from related parties | 7,408 | 52,655 |
| Prepaid expenses and other assets | 1,525 | 1,425 |
| **Total Assets** | $ 96,530 | $ 131,243 |
| **Liabilities and Stockholders' Equity:** | | |
| **Liabilities** | | |
| Accounts payable | $ 1,736 | $ 11,778 |
| **Stockholders' Equity** | 94,794 | 119,465 |
| **Total Liabilities and Stockholders' Equity** | $ 96,530 | $ 131,243 |

The accompanying notes are an integral part of the financial statements.

**FIMCO SECURITIES GROUP, INC.**
Mequon, Wisconsin

**Statements of Operations**
Years Ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **Revenues:** | | |
| Commission income | $ 158,831 | $ 251,895 |
| Management fees | 30,000 | 50,000 |
| Miscellaneous income | 6,127 | --- |
| **Total revenues** | 194,958 | 301,895 |
| **Operating Expenses:** | | |
| Consulting fee/personnel costs | 182,393 | 174,310 |
| Professional fees | 1,669 | 22,309 |
| Rent | 12,000 | 2,000 |
| Telephone | 11,282 | 1,114 |
| General and administrative | 12,285 | 15,163 |
| **Total operating expenses** | 219,629 | 214,896 |
| **Net Income (Loss)** | $ (24,671) | $ 86,999 |

The accompanying notes are an integral part of the financial statements.

**FIMCO SECURITIES GROUP, INC.**
Mequon, Wisconsin

**Statements of Changes In Stockholders' Equity**
Years Ended December 31, 2009 and 2008

| | Common Stock * | | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance, December 31, 2007** | 100 | $ 1 | $ 199,999 | $ 450,434 | $ 650,434 |
| Distributions | --- | --- | --- | (617,968) | (617,968) |
| Net Income | --- | --- | --- | 86,999 | 86,999 |
| **Balance, December 31, 2008** | 100 | 1 | 199,999 | (80,535) | 119,465 |
| Distributions | --- | --- | --- | | --- |
| Net Loss | --- | --- | --- | (24,671) | (24,671) |
| **Balance, December 31, 2009** | 100 | $ 1 | $ 199,999 | $ (105,206) | $ 94,794 |

* $.01 par value, 9,000 shares authorized, 100 shares issued and outstanding.

The accompanying notes are an integral part of the financial statements.

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

## Statements of Cash Flows
Years Ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net income (loss) | $ (24,671) | $ 86,999 |
| Effects of changes in operating assets and liabilities | | |
| Receivables | 45,247 | (3,477) |
| Prepaid expenses and other assets | (100) | 22,504 |
| Accounts payable | (10,042) | 3,778 |
| **Net cash provided by operating activitites** | 10,434 | 109,804 |
| **Cash Flows From Financing Activities** | | |
| Distributions | --- | (116,468) |
| **Net Increase (decrease) in Cash and Cash Equivalents** | 10,434 | (6,664) |
| **Cash and Cash Equivalents, Beginning of Year** | 46,370 | 53,034 |
| **Cash and Cash Equivalents, Beginning of Year** | $ 56,804 | $ 46,370 |

The accompanying notes are an integral part of the financial statements.

## FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

## Notes to Financial Statements
December 31, 2009 and 2008

### 1. Summary of Significant Accounting Policies

#### Business Activity

FIMCO Securities Group, Inc. (the Company) was incorporated in the state of Wisconsin on March 25, 1992. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

#### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

#### Cash and Equivalents

Cash and equivalents consist of the Company's checking account.

#### Commission Receivable

Commissions receivable are reported at contract value. An allowance for uncollectible receivables is not considered necessary.

#### Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2009. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

#### Revenue Recognition

Commission income is recorded as earned.

#### Income Taxes

The Company has elected to have its earnings taxed directly to its stockholders for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2006 and Wisconsin income tax examinations for years ending before December 31, 2005.

#### Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February 12, 2010). There were no subsequent events that required recognition or disclosure.

## 2. Related Party Transactions

The Company shares common occupancy and administrative costs with companies related through common ownership (affiliates). During 2008, the Company assumed the responsibility of management and administrative functions for affiliates, discontinuing payment of consulting fees and began receiving management fee revenue from affiliates. The Company incurred related consulting fee expenses of $180,000 for the year ended December 31, 2008. The Company received related management fee revenues of $30,000 and $50,000 for the years ended December 31, 2009 and 2008, respectively. The fees, which may be waived, discharged, or increased at the discretion of the related company, need not be representative of the actual expenses incurred because both companies are owned 100% by the same stockholder.

## 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009 and 2008, respectively, the Company had net capital of $55,068 and $34,592, which is in excess of the minimum requirement by $50,068 and $29,592 respectively. The ratio of aggregate indebtedness was .034 to 1 and .34 to 1, respectively.

## 4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2009. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

## 5. Concentrations

The Company maintains its cash balances primarily in an area bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

## 6. Leases

The Company leases office space under a month-to-month lease agreement that requires monthly payments of $1,000.

## 7. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| Expires: February 28, 2010 |
| Estimated average burden hours per response...... 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2009 (MM/DD/YY) AND ENDING Dec. 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIMCO Securities Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10624 North Port Washington Road, Suite 206
(No. and Street)

| Mequon | WI | 53202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

| 1233 North Mayfair Road | Milwaukee | WI | 53226 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ____________________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________________________________, as of ____________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________________________________

____________________________________________

____________________________________________

____________________
Signature

____________________
Title

____________________
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

## Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
December 31, 2009

| | | |
|---|---|---|
| **Total Stockholders' Equity** | $ | 94,794 |
| Nonallowable assets | | |
| Receivables | | 38,201 |
| Prepaid expenses and other assets | | 1,525 |
| Total nonallowable assets | | 39,726 |
| **Net Capital** | $ | 55,068 |
| Aggregated Indebtedness | | |
| Included in statement of financial condition | | |
| Accounts payable | $ | 1,736 |
| Computation of Basic Net Capital Requirement | | |
| Minimum net capital required (6-2/3% of aggregated indebtedness) | $ | 116 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| Net capital requirement | $ | 5,000 |
| Excess net capital | $ | 50,068 |
| Ratio of aggregate indebtedness to net capital | | .034 to 1 |
| Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2009): | | |
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report and per audit | $ | 55,068 |

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

*Celebrating Over 100 Years of Client Service*

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
FIMCO Securities Group, Inc.
Mequon, Wisconsin

In planning and performing our audit of the financial statements and supplemental information of FIMCO Securities Group, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

Our consideration of the internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

**Separation of Duties**

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of the Company. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 12, 2010
Milwaukee, Wisconsin